[General Mills, Inc. Letterhead]

Trevor V. Gunderson Senior Counsel Law Department Telephone: (763) 764-5324 Facsimile: (763) 764-5011

March 15, 2006

VIA FACSIMILE AND EDGAR

Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7410

Re:	General Mills, Inc. Form 10-K for Fiscal Year Ended May 29, 2005 Filed July 28, 2005 File No. 1-1185

Dear Ms. Davis:

We have received your letter dated March 8, 2006, regarding the above-referenced filing of General Mills, Inc. We note that your letter requests a response to your comments within ten business days. In addition to responding to your comments, we are currently preparing our earnings release and Quarterly Report on Form 10-Q for our recently completed third quarter. To ensure that we have adequate time to prepare a thorough and complete response, we propose to provide you with our response by April 7, 2006.

If you have any concerns or questions regarding our proposed schedule, please contact me at the telephone number listed above.

Very truly yours,

/s/Trevor V. Gunderson
Trevor V. Gunderson

TVG:bg

cc: Jennifer Goeken